Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 3)
RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

Pactera Technology International Ltd.

(Name of the Issuer)

Pactera Technology International Ltd.
BCP (Singapore) VI Cayman Acquisition Co. Ltd.
BCP (Singapore) VI Cayman Financing Co. Ltd.
BCP (Singapore) VI Cayman Merger Co. Ltd.
Blackstone Capital Partners (Singapore) VI PRC Pte. Ltd.
Blackstone Capital Partners (Cayman II) VI L.P.
Blackstone Management Associates (Cayman) VI L.P.
Chris Shuning Chen
Tiak Koon Loh
David Lifeng Chen
Jun Su
He Jin
Chu Tzer Liu
Jian Wu
Junbo Liu
Jinsong Li
Minggang Feng
Granite Global Ventures II L.P.
GGV II Entrepreneurs Fund L.P.

(Names of Persons Filing Statement)

Common Shares, par value $0.00139482 per share
American depositary shares, each representing one Common Share
(Title of Class of Securities)

695255109(1)

(CUSIP Number)

Pactera Technology International Ltd. Building C-4, No. 66 Xixiaokou Road Haidian District, Beijing 100192 The People's Republic of China Telephone: +86 10 5987 5000	BCP (Singapore) VI Cayman Acquisition Co. Ltd.
BCP (Singapore) VI Cayman Financing Co. Ltd.
BCP (Singapore) VI Cayman Merger Co. Ltd.
Blackstone Capital Partners (Singapore) VI PRC Pte. Ltd.
Blackstone Capital Partners (Cayman II) VI L.P.
Blackstone Management Associates (Cayman) VI L.P.
c/o The Blackstone Group
345 Park Avenue New York, NY 10054
Fax: +1 646 253 8983
Tiak Koon Loh Building C-4, No. 66 Xixiaokou Road Haidian District, Beijing 100192 The People's Republic of China Fax: +86 10 5987 5050	Granite Global Ventures II L.P. GGV II Entrepreneurs Fund L.P. 2494 Sand Hill Road, Suite 100 Menlo Park CA 94025 Fax: + 1 650 475 2151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Paul Strecker, Esq. Shearman & Sterling 12th Floor, Gloucester Tower The Landmark 15 Queen's Road Central Hong Kong Fax: +852 2140 0338	James T. Lidbury Esq. /Gary Li Esq. Ropes & Gray 41st Floor, One Exchange Square 8 Connaught Place Hong Kong Fax: +852 3664 6454/ +852 3664 6485
Richard Vernon Smith, Esq. Jeffrey J. Sun, Esq. Orrick, Herrington & Sutcliffe LLP 47th Floor, Park Place 1601 Nanjing Road West Shanghai 200040 People's Republic of China Telephone: +86 21 6109 7000	W. Clayton Johnson, Esq. Cleary Gottlieb Steen & Hamilton LLP Twin Towers West (23Fl) 12B Jianguomenwai Avenue Chaoyang District, Beijing 100022 People's Republic of China Fax: +86 10 5879 3902

This statement is filed in connection with (check the appropriate box):

☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐ The filing of a registration statement under the Securities Act of 1933.

☐ A tender offer
☒ None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**

$570,042,777	$73,421.51

*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $7.30 for 75,545,297 outstanding common shares (excluding vested and unvested restricted shares and Rollover Shares) of the issuer subject to the transaction, (b) the product of 858,363 restricted shares of the issuer subject to the transaction multiplied by $7.30 per restricted share, (c) the product of 1,726,217 options to purchase common shares subject to the transaction multiplied by $3.09 per option (which is the difference between the $7.30 per share merger consideration and the weighted average exercise price of $4.21 per share), plus (d) the product of 825,986 common shares underlying the restricted share units subject to the transaction multiplied by $7.30 per share ((a), (b), (c) and (d) together, the "Transaction Valuation").

**
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2014, was calculated by multiplying the Transaction Valuation by 0.00012880.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

(1)
This CUSIP number applies to the Issuer's American depositary shares, each representing one Common Share.

		Page
ITEM 15	ADDITIONAL INFORMATION	1
ITEM 16	EXHIBITS	2

INTRODUCTION

        This Amendment No. 3 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this "Transaction Statement"), is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) Pactera Technology International Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company"), the issuer of the registered common shares, par value $0.00139482 per share (each, a "Share" and collectively, the "Shares"), including the Shares represented by the American depositary shares, each representing one Share (the "ADSs"), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) BCP (Singapore) VI Cayman Acquisition Co. Ltd., a Cayman Islands company ("Parent"); (c) BCP (Singapore) VI Cayman Financing Co. Ltd., a Cayman Islands company ("Midco"); (d) BCP (Singapore) VI Cayman Merger Co. Ltd., a Cayman Islands company ("Merger Sub"); (e) Blackstone Capital Partners (Singapore) VI PRC Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore; (f) Blackstone Capital Partners (Cayman II) VI L.P., a Cayman Islands limited partnership; (g) Blackstone Management Associates (Cayman) VI L.P., a Cayman Island limited partnership (together with Blackstone Capital Partners (Singapore) VI PRC Pte. Ltd. and Blackstone Capital Partners (Cayman II) VI L.P., "Blackstone"); (h) Mr. Chris Shuning Chen, non-executive chairman of the board of directors of the Company; (i) Mr. Tiak Koon Loh, chief executive officer and a director of the Company; (j) Mr. David Lifeng Chen, president of the Company; (k) Mr. Jun Su, corporate executive vice president of the Company; (l) Ms. He Jin, senior vice president and chief human resources officer of the Company; (m) Mr. Chu Tzer Liu, executive vice president of the Company; (n) Mr. Jian Wu, executive vice president of the Company; (o) Mr. Junbo Liu, executive vice president of the Company; (p) Mr. Jinsong Li, executive vice president of the Company; (q) Mr. Minggang Feng, executive vice president of the Company; (r) Granite Global Ventures II L.P., a Delaware limited partnership, and (s) GGV II Entrepreneurs Fund L.P., a Delaware limited partnership. Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng are collectively referred to herein as the "Management Buyers." Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. are collectively referred to herein as "GGV." The Management Buyers and GGV are collectively referred to herein as the "Rollover Shareholders."

        The Transaction Statement relates to the agreement and plan of merger dated October 17, 2013 (the "merger agreement") among the Company, Parent, Midco and Merger Sub.

        This Amendment No. 3 is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

        All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 15    Additional Information

        Item 15(c) is hereby amended and supplemented as follows:

        On March 6, 2014, at 10:00 a.m. (Beijing Time), an extraordinary general meeting of shareholders of the Company was held at Building C-4, No. 66 Xixiaokou Road, Haidian District, Beijing 100192, the People's Republic of China. At the extraordinary general meeting, the shareholders of the Company voted in person or by proxy to authorize and approve the merger agreement, the plan of merger substantially in the form attached as Annex A to the merger agreement (the "plan of merger") and the transactions contemplated by the merger agreement, including the merger.

        On March 26, 2014, the Company and Merger Sub filed the plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of March 26, 2014, pursuant to which the merger became effective on March 27, 2014. As a result of the merger, the Company ceased to be a publicly traded company and became indirectly wholly owned by Parent.

        At the effective time of the merger, each outstanding Share (including the Shares represented by ADSs), other than (a) the Rollover Shares, (b) Shares held by Parent, the Company or any of their subsidiaries (collectively, with the Rollover Shares, the "Excluded Shares") and (c) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under Section 238 of the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, was cancelled in exchange for the right to receive $7.30 in cash without interest, and each issued and outstanding ADS (other than any ADS that represents Excluded Shares), each representing one Share, was cancelled in exchange for the right to receive an amount in cash equal to the merger consideration, less $0.05 per ADS in cancellation fees pursuant to the terms of the ADS deposit agreement of the Company, in each case, net of any applicable withholding taxes. "Rollover Shares" refers to all Shares contributed to Parent pursuant to certain contribution agreements by and among Parent and the Rollover Shareholders.

        As a result of the merger, the ADSs of the Company will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Select Market. In addition, 90 days after the filing of Form 15 in connection with the transaction, or such shorter period as may be determined by the SEC, the registration of the ADSs of the Company and the Shares underlying them and the reporting obligations of the Company under the Exchange Act will be terminated.

Item 16    Exhibits

        (a)-(1) Proxy Statement of the Company dated January 30, 2014 (the "proxy statement").*

        (a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

        (a)-(3) Proxy Card, incorporated herein by reference to the proxy statement.

        (a)-(4) Depositary's Notice, incorporated herein by reference to the proxy statement.

        (a)-(5) ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.

        (a)-(6) Press Release issued by the Company, dated October 17, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on October 17, 2013.

        (b)-(1) Debt Commitment Letter, dated October 17, 2013, issued by Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Asia Limited, Citibank, N.A., HSBC Securities (USA) Inc., HSBC Bank USA, N.A. and HSBC Bank (China) Company Limited Beijing Branch, incorporated herein by reference to Exhibit 7.19 to the Schedule 13D/A filed by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng with the SEC on October 17, 2013.

        (c)-(1) Opinion of J.P. Morgan Securities (Asia Pacific) Limited, dated October 17, 2013, incorporated herein by reference to Annex D of the proxy statement.

*
Previously filed on January 30, 2014.

        (c)-(2) Preliminary discussion materials prepared by J.P. Morgan Securities (Asia Pacific) Limited for discussion with the special committee of the board of directors of the Company, dated September 22, 2013.*

        (c)-(3) Discussion materials prepared by J.P. Morgan Securities (Asia Pacific) Limited for discussion with the special committee of the board of directors of the Company, dated October 17, 2013.*

        (d)-(1) Agreement and Plan of Merger, dated as of October 17, 2013, by and among the Company, BCP (Singapore) VI Cayman Acquisition Co. Ltd., BCP (Singapore) VI Cayman Financing Co. Ltd., BCP (Singapore) VI Cayman Merger Co. Ltd., incorporated herein by reference to Annex A to the proxy statement.

        (d)-(2) Consortium Agreement, dated May 19, 2013, by and among Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su and Red Pebble Acquisition Co Pte. Ltd., incorporated by reference to Exhibit 7.02 to the Schedule 13D filed by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng with the SEC on May 29, 2013.

        (d)-(3) Novation of Consortium Agreement, dated October 17, 2013 by and among Mr. Tiak Koon Loh, Red Pebble Acquisition Co Pte. Ltd. and Blackstone Capital Partners (Singapore) VI PRC Pte. Ltd., incorporated by reference to Exhibit 7.14 to the Schedule 13D/A filed by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng with the SEC on October 17, 2013.

        (d)-(4) Contribution Agreement dated October 17, 2013, by and among BCP (Singapore) VI Cayman Acquisition Co. Ltd., Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng, incorporated by reference to Exhibit 7.16 to the Schedule 13D/A filed by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng with the SEC on October 17, 2013.

        (d)-(5) Contribution Agreement dated October 17, 2013, by and among BCP (Singapore) VI Cayman Acquisition Co. Ltd., Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P., incorporated by reference to Exhibit 7.21 to the Schedule 13D/A filed by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng with the SEC on October 17, 2013.

        (d)-(6) Limited Guarantee dated October 17, 2013, by Blackstone Capital Partners (Cayman II) VI L.P. in favor of the Company, incorporated herein by reference to Annex B to the proxy statement.

        (d)-(7) Voting Agreement dated October 17, 2013, by and among BCP (Singapore) VI Cayman Acquisition Co. Ltd., Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng, incorporated by reference to Exhibit 7.17 to the Schedule 13D/A filed by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng with the SEC on October 17, 2013.

*
Previously filed on January 30, 2014.

        (d)-(8) Voting Agreement dated October 17, 2013, by and among BCP (Singapore) VI Cayman Acquisition Co. Ltd., Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P., incorporated by reference to Exhibit 7.22 to the Schedule 13D/A filed by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng with the SEC on October 17, 2013.

        (d)-(9) Equity Commitment Letter dated October 17, 2013, by and between Blackstone Capital Partners (Cayman II) VI L.P. and BCP (Singapore) VI Cayman Acquisition Co. Ltd., incorporated herein by reference to Annex C to the proxy statement.

        (d)-(10) GGV Investment Agreement dated May 27, 2013, by and among Red Pebble Acquisition Co Pte. Ltd., Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P., incorporated by reference to Exhibit 7.12 to the Schedule 13D filed by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng with the SEC on May 29, 2013.

        (d)-(11) Novation Agreement dated October 17, 2013, by and among Granite Global Ventures II L.P., GGV II Entrepreneurs Fund L.P., Red Pebble Acquisition Co Pte. Ltd., and Blackstone Capital Partners (Singapore) VI PRC Pte. Ltd., incorporated by reference to Exhibit 7.23 to the Schedule 13D/A filed by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng with the SEC on October 17, 2013.

        (d)-(12) Power of Attorney dated November 13, 2013, granted by each of Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng in favor of Mr. Tiak Koon Loh.*

        (d)-(13) Letter dated November 13, 2013 from Mr. Sidney Xuande Huang to Blackstone Capital Partners (Singapore) VI PRC Pte. Ltd. and Mr. Tiak Koon Loh.*

        (f)-(1) Dissenter Rights, incorporated herein by reference to the section entitled "Dissenter Rights" in the proxy statement.

        (f)-(2) Section 238 of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, incorporated herein by reference to Annex E to the proxy statement.

  (g)
  Not applicable.

*
Previously filed on January 30, 2014.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2014

PACTERA TECHNOLOGY INTERNATIONAL LTD.
By:	/s/ Ruby Rong Lu Name: Ruby Rong Lu Title: Chairman of Special Committee
BCP (SINGAPORE) VI CAYMAN ACQUISITION CO. LTD.
By:	/s/ Eddy Huang Name: Eddy Huang Title: Director
BCP (SINGAPORE) VI CAYMAN FINANCING CO. LTD.
By:	/s/ Eddy Huang Name: Eddy Huang Title: Director
BCP (SINGAPORE) VI CAYMAN MERGER CO. LTD.
By:	/s/ Eddy Huang Name: Eddy Huang Title: Director
BLACKSTONE CAPITAL PARTNERS (SINGAPORE) VI PRC PTE. LTD.
By:	/s/ Pithambar Gona Name: Pithambar Gona Title: Director

BLACKSTONE CAPITAL PARTNERS (CAYMAN II) VI L.P.
By:	Blackstone Management Associates (Cayman) VI L.P., its general partner
By:	BCP VI GP L.L.C., its general partner
By:	/s/ John G. Finley Name: John G. Finley Title: Chief Legal Officer
BLACKSTONE MANAGEMENT ASSOCIATES (CAYMAN) VI L.P.
By:	BCP VI GP L.L.C., its general partner
By:	/s/ John G. Finley Name: John G. Finley Title: Chief Legal Officer
CHRIS SHUNING CHEN
By:	/s/ Tiak Koon Loh Tiak Koon Loh Attorney-in-fact
TIAK KOON LOH
By:	/s/ Tiak Koon Loh Tiak Koon Loh
DAVID LIFENG CHEN
By:	/s/ Tiak Koon Loh Tiak Koon Loh Attorney-in-fact

JUN SU
By:	/s/ Tiak Koon Loh Tiak Koon Loh Attorney-in-fact
HE JIN
By:	/s/ Tiak Koon Loh Tiak Koon Loh Attorney-in-fact
CHU TZER LIU
By:	/s/ Tiak Koon Loh Tiak Koon Loh Attorney-in-fact
JIAN WU
By:	/s/ Tiak Koon Loh Tiak Koon Loh Attorney-in-fact
JUNBO LIU
By:	/s/ Tiak Koon Loh Tiak Koon Loh Attorney-in-fact
JINSONG LI
By:	/s/ Tiak Koon Loh Tiak Koon Loh Attorney-in-fact

MINGGANG FENG
By:	/s/ Tiak Koon Loh Tiak Koon Loh Attorney-in-fact
GRANITE GLOBAL VENTURES II L.P.
By:	Granite Global Ventures II L.L.C., its general partner
By:	/s/ Hany Nada Name: Hany Nada Title: Managing Director
GGV II ENTREPRENEURS FUND L.P.
By:	Granite Global Ventures II L.L.C., its general partner
By:	/s/ Hany Nada Name: Hany Nada Title: Managing Director

Exhibit Index

        (a)-(1) Proxy Statement of the Company dated January 30, 2014 (the "proxy statement").*

        (a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

        (a)-(3) Proxy Card, incorporated herein by reference to the proxy statement.

        (a)-(4) Depositary's Notice, incorporated herein by reference to the proxy statement.

        (a)-(5) ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.

        (a)-(6) Press Release issued by the Company, dated October 17, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on October 17, 2013.

        (b)-(1) Debt Commitment Letter, dated October 17, 2013, issued by Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Asia Limited, Citibank, N.A., HSBC Securities (USA) Inc., HSBC Bank USA, N.A. and HSBC Bank (China) Company Limited Beijing Branch, incorporated herein by reference to Exhibit 7.19 to the Schedule 13D/A filed by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng with the SEC on October 17, 2013.

        (c)-(1) Opinion of J.P. Morgan Securities (Asia Pacific) Limited, dated October 17, 2013, incorporated herein by reference to Annex D of the proxy statement.

        (c)-(2) Preliminary discussion materials prepared by J.P. Morgan Securities (Asia Pacific) Limited for discussion with the special committee of the board of directors of the Company, dated September 22, 2013.*

        (c)-(3) Discussion materials prepared by J.P. Morgan Securities (Asia Pacific) Limited for discussion with the special committee of the board of directors of the Company, dated October 17, 2013.*

        (d)-(1) Agreement and Plan of Merger, dated as of October 17, 2013, by and among the Company, BCP (Singapore) VI Cayman Acquisition Co. Ltd., BCP (Singapore) VI Cayman Financing Co. Ltd., BCP (Singapore) VI Cayman Merger Co. Ltd., incorporated herein by reference to Annex A to the proxy statement.

        (d)-(2) Consortium Agreement, dated May 19, 2013, by and among Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su and Red Pebble Acquisition Co Pte. Ltd., incorporated by reference to Exhibit 7.02 to the Schedule 13D filed by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng with the SEC on May 29, 2013.

        (d)-(3) Novation of Consortium Agreement, dated October 17, 2013 by and among Mr. Tiak Koon Loh, Red Pebble Acquisition Co Pte. Ltd. and Blackstone Capital Partners (Singapore) VI PRC Pte. Ltd., incorporated by reference to Exhibit 7.14 to the Schedule 13D/A filed by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng with the SEC on October 17, 2013.

        (d)-(4) Contribution Agreement dated October 17, 2013, by and among BCP (Singapore) VI Cayman Acquisition Co. Ltd., Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng, incorporated by reference to Exhibit 7.16 to the Schedule 13D/A filed by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang,

Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng with the SEC on October 17, 2013.

        (d)-(5) Contribution Agreement dated October 17, 2013, by and among BCP (Singapore) VI Cayman Acquisition Co. Ltd., Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P., incorporated by reference to Exhibit 7.21 to the Schedule 13D/A filed by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng with the SEC on October 17, 2013.

        (d)-(6) Limited Guarantee dated October 17, 2013, by Blackstone Capital Partners (Cayman II) VI L.P. in favor of the Company, incorporated herein by reference to Annex B to the proxy statement.

        (d)-(7) Voting Agreement dated October 17, 2013, by and among BCP (Singapore) VI Cayman Acquisition Co. Ltd., Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng, incorporated by reference to Exhibit 7.17 to the Schedule 13D/A filed by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng with the SEC on October 17, 2013.

        (d)-(8) Voting Agreement dated October 17, 2013, by and among BCP (Singapore) VI Cayman Acquisition Co. Ltd., Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P., incorporated by reference to Exhibit 7.22 to the Schedule 13D/A filed by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng with the SEC on October 17, 2013.

        (d)-(9) Equity Commitment Letter dated October 17, 2013, by and between Blackstone Capital Partners (Cayman II) VI L.P. and BCP (Singapore) VI Cayman Acquisition Co. Ltd., incorporated herein by reference to Annex C to the proxy statement.

        (d)-(10) GGV Investment Agreement dated May 27, 2013, by and among Red Pebble Acquisition Co Pte. Ltd., Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P., incorporated by reference to Exhibit 7.12 to the Schedule 13D filed by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng with the SEC on May 29, 2013.

        (d)-(11) Novation Agreement dated October 17, 2013, by and among Granite Global Ventures II L.P., GGV II Entrepreneurs Fund L.P., Red Pebble Acquisition Co Pte. Ltd., and Blackstone Capital Partners (Singapore) VI PRC Pte. Ltd., incorporated by reference to Exhibit 7.23 to the Schedule 13D/A filed by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng with the SEC on October 17, 2013.

        (d)-(12) Power of Attorney dated November 13, 2013, granted by each of Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng in favor of Mr. Tiak Koon Loh.*

        (d)-(13) Letter dated November 13, 2013 from Mr. Sidney Xuande Huang to Blackstone Capital Partners (Singapore) VI PRC Pte. Ltd. and Mr. Tiak Koon Loh.*

        (f)-(1) Dissenter Rights, incorporated herein by reference to the section entitled "Dissenter Rights" in the proxy statement.

        (f)-(2) Section 238 of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, incorporated herein by reference to Annex E to the proxy statement.

        (g) Not applicable.

*
Previously filed on January 30, 2014.